

Jennifer Jane · 2nd

Founder & CMO at Proper Good

Bozeman, Montana · 244 connections · **Contact info**

 Proper Good

 University of Plymouth

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Experience



Founder & CMO
Proper Good · Full-time
2019 – Present · 1 yr
United States

Creative Director & Founding Partner
Active Ingredient Group
May 2011 – Mar 2019 · 7 yrs 11 mos



Chief Marketing Officer & Founding Partner
Montana Mex
Apr 2010 – Mar 2019 · 9 yrs
Bozeman, Montana

Montana Mex is a clean label Mexican food brand - we create delicious goodies to make cooking at home easier and tastier! Check out our line of super hero seasonings, sauces and avocado oil :)

DP and Subject of Charged Documentary Film
Charged Film
2015 – Dec 2018 · 3 yrs
Bozeman, MT

To find out more about 'Charged' and to watch the trailer check out: www.chargedfilm.com

 **Charged Title Image**

Education

University of Plymouth
Bachelor of Science (BSc), Psychology
2002 – 2005
Activities and Societies: I had a fantastic time as a member of the Officer Training Corp, it provided me with leadership and management skills within a military and adventure-training environment. I took part in expeditions around Africa, Europe and the UK where I summited Mount Kilimanjaro/Kenya, went skydiving (much to the stress of my mother) and scuba diving, to name a few. Survival, sleep deprivation and military exercises gave me experience in team work and being cold and tired for weeks on end!

Skills & Endorsements

Social Media · 9

Jenna Novotny and 8 connections have given endorsements for this skill

Marketing · 8

Jes Tones and 7 connections have given endorsements for this skill

Brand Development · 7

Jes Tones and 6 connections have given endorsements for this skill

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